UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
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                            NOTIFICATION OF LATE FILING          SEC FILE NUMBER
                                                                      0-11485
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                                                                  CUSIP NUMBER
                                                                   004304 20 0
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(Check One):   [X]Form 10-K  [  ]Form 20-F  [  ]Form 11-K  [  ]Form 10-Q
               [ ]Form N-SAR

         For Period Ended:   July 31, 2002

         [   ] Transition Report on Form 10-K
         [   ] Transition Report on Form 20-F
         [   ] Transition Report on Form 11-K
         [   ] Transition Report on Form 10-Q
         [   ] Transition Report on Form N-SAR

         For the Transition Period Ended:  Not Applicable.
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     Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable


PART I--REGISTRANT INFORMATION


Accelr8 Technology Corporation
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Full Name of Registrant

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Former Name if Applicable

303 East Seventeenth Avenue, Suite 108
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Address of Principal Executive Office (Street and Number)

Denver, Colorado 80203
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City, State and Zip Code

PART II--RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

  [ X ]   (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed period.

     Among other reasons, the registrant is: (i) completing the documents necessary to reflect an agreement in principle to settle the Class Action lawsuit, (ii) completing a settlement agreement with the Agricultural Excess and Surplus Insurance Company ("AESIC") under which AESIC is expected to pay Accelr8 $825,000 in cash in full and complete settlement of all claims, and (iii) completing documentation necessary to reflect a settlement of the derivative action, under which that action will be dismissed with prejudice upon an exchange of releases, with no payments made by or on behalf of any of the defendants. The proposed settlement of the Class Action lawsuit is subject to court approval and will involve the payment of $450,000 in cash and the issuance of 375,000 shares of Accelr8's common stock if the court approves the settlement.

PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Thomas V. Geimer                    (303)                    863-8088
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          (Name)                       (Area Code)            (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                          [ X ] Yes     [  ] No
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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                              [ ] Yes     [ X ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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                         Accelr8 Technology Corporation
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                  (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  10/29/2002                       By:  /s/ Thomas V. Geimer
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                                             Thomas V. Geimer, Chief Executive
                                             Officer and Chief Financial Officer



INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.